Exhibit 99.6
Lincoln International, Inc.
[Name]
[Date]
Re:    Blocker Award Assumption
Dear [___],
As you may be aware, effective on [_______], 2026 (the “Effective Date”), in connection with the initial public offering of Class A common stock of Lincoln International, Inc. (the “Company”), the Company and its affiliates underwent a series of reorganization transactions pursuant to which, among other things, each of Lincoln International Partners Holdings, LLC and Lincoln International Partners Holdings II, LLC (each, a “Blocker Company”) merged with and into the Company (the “Transactions”). You are receiving this notice in your capacity as [an optionholder][a restricted unit holder] in one or both of the Blocker Companies.
Pursuant to the Transactions, each existing unitholder of a Blocker Company exchanged each of their Blocker Company units for shares of Class A common stock of the Company on a one-for-650 basis (the “Exchange Ratio”) and each Blocker Company [option][restricted unit award] outstanding as of the Effective Date was assumed by the Company and converted into an [option][restricted unit award] covering shares of Class A common stock of the Company on a one-for-650 basis.
Accordingly, as of the Effective Date, your outstanding Blocker Company [option][restricted unit] award(s) (“Assumed Blocker Awards”) became [options to purchase][restricted stock in respect of] shares of Class A common stock of the Company (“Company Awards”) based on the Exchange Ratio described above, otherwise on the same terms and conditions as applied to your corresponding applicable Assumed Blocker Award(s), including, without limitation, vesting and forfeiture terms.
The number of shares of Class A common stock subject to each of your Company Awards equals (A) the number of Blocker Company units subject to the corresponding Assumed Blocker Award outstanding as of immediately prior to the Effective Date, multiplied by (B) 650, rounded down to the nearest whole share [The exercise price per share with respect to each Company Award which is an option to purchase shares of Class A common stock is equal to the quotient obtained by dividing (A) the exercise price per unit of the corresponding Assumed Blocker Award as of immediately prior to the Effective Date, divided by (B) 650, rounded up to the nearest whole cent.]
As a result of the Transactions, the Company has assumed the award agreement(s) that evidences the [option][restricted unit award] in a Blocker Company (collectively, the “Award Agreement”). The Assumed Blocker Awards remain subject to the applicable Award Agreement, except references in the Award Agreement to the “Company,” “Units,” “Manager” or similar terms are now references to the Company (Lincoln International, Inc.), shares of Class A common stock of the Company and the board of directors of the Company (or a subcommittee thereof), respectively and as applicable.
Please retain one copy of this letter and append it to your Award Agreement(s) for your records. Should you have questions regarding this letter, please contact [________] at [_________].
[Signature page follows]

Sincerely,

LINCOLN INTERNATIONAL, INC.

By:
Name:
Title:
[Signature Page to Assumption Notice]

Acknowledged:

Print Name:
[Signature Page to Option Assumption Notice]